Exhibit 99.1

                  Solarfun Reports Third Quarter 2007 Results

    SHANGHAI, China--(BUSINESS WIRE)--Nov. 29, 2007--Solarfun Power Holdings Co. , Ltd. ("Solarfun" or "the Company") (NASDAQ:SOLF), a vertically-integrated manufacturer of silicon ingots and photovoltaic
(PV) cells and modules in China, today reported its unaudited financial results for the quarter ended September 30, 2007.

    Third Quarter 2007 Highlights

    -- Net revenue was RMB 753.8 million (US$ 100.6 million), up 312 % from the comparable quarter in 2006, and 63% higher than 2Q 2007.

    -- Total PV module shipments were 27.3 MW, continuing a trend of strong sequential increases from 16.4 MW and 6.5 MW in 2Q and 1Q 2007, respectively.

    -- The average selling price ("ASP") remained stable at $3.66, compared to $3.68 in 2Q 2007.

    -- Gross profit reached RMB 120.7 million (US$ 16.1 million), an increase of 133 % from the same quarter last year, and 72 % from 2Q 2007.

    --  Gross margin improved to 16% from 15.2 % in 2Q 2007.

    -- Net income was RMB 59.6 million (US$ 8.0 million), a gain of 146 % from the same quarter in 2006, and 190% from 2Q 2007.

    -- Earnings per basic ADS were RMB 1.24 (US$ 0.17), in the third quarter of 2007, a 22% gain from the same quarter a year ago and 190% above 2Q 2007.

    Mr. Yonghua Lu, Chairman and CEO of Solarfun commented, "We are quite pleased with our progress at all levels. Our shipments continued to increase and demand remained robust. We successfully completed the addition of PV cell production lines 7 and 8 in November 2007 and have achieved annual manufacturing capacity of 240 MW. Our gross profit margin increase is a reflection of stabilizing ASP in addition to reduced raw material costs, and we have been able to leverage growing economies of scale by spreading our operating expenses across our higher sales volumes."

    "During the quarter, we continued to broaden the size and quality of our customer base, as well as our suppliers of polysilicon and wafers. Additionally, we are making solid progress on the development of our new ingot manufacturing subsidiary, Jiangsu Yangguang Solar Technology Co. Ltd. We already received wafer samples and they have met our high standards of quality. Now we are in the planning stages of a full delivery schedule."

    Other Financial Highlights for the Third Quarter of 2007

    -- Income from operations increased to RMB 63.3 million (US$ 8.4 million), or 8.4% of total net revenue, from RMB 29.1 million (US$ 3.9 million), or 6.3% of total net revenue, in 2Q 2007. The operating profit margin in the third quarter of 2006 was 16.5%. The decline compared to last year was primarily due to spending on corporate infrastructure and sales and marketing expenses. The sequential increase in operating profit margin was largely due to spreading costs across the higher sales volume.

    -- Interest expense more than doubled to RMB 6.7 million (US$ 0.9 million) from 2Q 2007 due to higher short-term bank debt borrowings.

    -- Exchange losses of RMB 0.7 million (US$ 0.09 million) decreased significantly from RMB 10.4 million (US$ 1.4 million) in 2Q 2007, primarily because cash balances in U.S. dollars dropped as our IPO proceeds were invested in growing the business.

    --  Share-based compensation expenses rose to RMB 5.6 million (US$
        0.74 million), from RMB 5.1 million (US$ 0.68 million) in 2Q
        2007.

    Financial Position

    As of September 30, 2007, the Company had cash and cash equivalents of RMB 345.4 million (US$ 46.1 million) and working capital of RMB 1,234.0 million (US$ 165 million). Total bank borrowings were RMB 775.9 million (US$ 103.6 million). The Company filed a registration statement on Form F-1 on November 27, 2007. This registration statement seeks to register the sale of ADSs that will be used to facilitate hedging transactions by purchasers of the convertible notes that we plan to offer concurrently in a transaction pursuant to Rule 144A once the registration statement is declared effective by the SEC.

    Net accounts receivable increased to RMB 681.9 million (US$ 91.0 million), from RMB 360.3 million (US$ 48.1 million) in 2Q 2007, largely due to the Company's higher sales volumes. Days Sales
Outstanding ("DSO") continued to improve to 63 days in 3Q 2007.

    Recent Events

    -- The Company previously announced that it had secured several large multi-year framework commitments for over 185 MW for 2008 delivery. The Company had entered into signed contracts for the sale of 38.5 MW of these PV modules from 2007 to 2008.

    -- In November 2007, the Company entered into an agreement with LDK, under which LDK agreed to deliver to us multicrystalline wafers valued at approximately RMB 2 billion from early 2008 to 2010.

    -- On November 26, 2007, the Company announced a $306 million polysilicon supply contract with Hoku Scientific, Inc., with deliveries beginning in 2009 and continuing over an eight-year period.

    -- The company made certain adjustments to its financial results for the six months ended June 30, 2007, resulting in an increase in net income of RMB 1.2 million from its previously announced results for the two quarters ended June 30, 2007. These adjustments primarily include a decrease in the Company's operating expenses due to forfeiture of options granted to departing employees, partially offset by an increase in income tax.

    Management Changes

    We recently appointed Ms. Amy Jing Liu to be our chief financial officer, replacing Mr. Kevin C. Wei, whose employment contract expired on October 31, 2007. Ms. Liu brings broad finance and operations management experience with large multi-national companies, having previously worked as VP- Director of Finance- China and Hong Kong in Thermo Fisher Scientific and as Finance manager in DuPont. Ms. Ru Cai, our principal accounting officer whose employment contract also expired on October 31, 2007, departed the Company. In addition, Mr. Fei Yun recently resigned as director of technology.

    Business Outlook 2007

    Based on current operating trends and other conditions, Solarfun is raising its 2007 full year guidance as follows:

    -- Net revenue of US$280-US$300 million, which represents an increase of 230%-250% over 2006. This compares to the previously announced guidance of US$250 million to US$270 million.

    -- Full-year shipments at the high end of the previously communicated guidance of 70-80MW, which represents a 210% to 254% increase over 2006.

    -- The Company already reached its target of hitting annualized total PV cell production capacity of 240MW by the end of 2007.

    Chairman Lu concluded, "Looking forward, we are reiterating our optimism for the fourth quarter and full year ahead. We now have 240 MW of capacity in place, and we plan to continue to expand our production capacity in order to meet our anticipated demand, which remains robust. Additionally, our supply situation is improving; we believe we have secured 100% of our needs in 2007 and a significant portion of our anticipated needs in 2008, and pricing through the remainder of this year and well into next looks to be quite strong"

    Conference Call

    Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (9:00 pm Shanghai time) on November 29,
2007.

    Mr. Yonghua Lu, Chairman and Chief Executive Officer, Ms. Amy Jing Liu, Chief Financial Officer, and Paul Combs, Vice President of
Strategic Planning, will discuss the results and take questions following the prepared remarks.

    The dial-in details for the live conference call are as follows:



- U.S. Toll Free Number:                 1 877 847 0047
- International dial-in number:          +852 3006 8101
- China Toll Free Number:                800 876 5011
  Passcode: Solarfun Call.


    A live webcast of the conference call will be available on the investor relations section of the Company's website at:
http://www.solarfun.com.cn. A replay of the webcast will be available for one month.



                   SOLARFUN POWER HOLDINGS CO., LTD.
                 CONSOLIDATED STATEMENTS OF OPERATIONS
  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)


                               For the three months ended
                   September 30   June 30    September 30 September 30
                       2006         2007         2007         2007
                       RMB          RMB          RMB          US$
Net revenue
Photovoltaic
 modules               180,834      462,282      752,613      100,445

Photovoltaic cells          52          501        1,227          164

Photovoltaic cells
 processing              1,872            -            -            -
                   ------------ ------------ ------------ ------------

Total net revenue      182,758      462,783      753,840      100,609
                   ------------ ------------ ------------ ------------

Cost of revenue
Photovoltaic
 modules              (129,919)    (391,889)    (632,026)     (84,351)

Photovoltaic cells         (71)        (559)      (1,072)        (143)

Photovoltaic cells
 processing               (880)           -            -            -
                   ------------ ------------ ------------ ------------


Total cost of
 revenue              (130,870)    (392,448)    (633,098)     (84,494)
                   ------------ ------------ ------------ ------------

Total gross profit      51,888       70,335      120,742       16,115
                   ------------ ------------ ------------ ------------

Operating expenses
Selling expenses        (2,906)     (13,014)     (21,020)      (2,806)
G&A expenses           (17,194)     (18,740)     (29,368)      (3,919)
R&D expenses            (1,543)      (9,433)      (7,053)        (942)
                   ------------ ------------ ------------ ------------

Total operating
 expenses              (21,643)     (41,187)     (57,441)      (7,667)
                   ------------ ------------ ------------ ------------

Operating profit        30,245       29,148       63,301        8,448
                   ------------ ------------ ------------ ------------

Interest expenses       (2,077)      (2,694)      (6,683)        (892)
Interest income            389        4,159        4,333          578
Exchange losses         (2,225)     (10,370)        (698)         (93)
Other income              (244)       2,201       19,173        2,559
Other expenses            (240)        (350)     (20,946)      (2,795)
Value of embedded
 foreign currency
 derivative             (1,648)           -            -            -
Government grant             -            -          700           93
                   ------------ ------------ ------------ ------------


Net income (loss)
 before tax and
 minority interest      24,200       22,094       59,180        7,898
                   ------------ ------------ ------------ ------------

Income tax benefit
 / (expenses)              311       (1,889)        (387)         (52)
Minority interest         (319)         344          828          111
                   ------------ ------------ ------------ ------------

Net income (loss)       24,192       20,549       59,621        7,957
                   ============ ============ ============ ============


Net income
 attributed to
 ordinary
 shareholders           20,517       20,549       59,621        7,957
                   ============ ============ ============ ============

Net income/ (loss)
 per share
Basic                     0.20         0.09         0.25         0.03
Diluted                   0.14         0.09         0.25         0.03

Shares used in
 computation
Basic net income
 per share         100,350,000  240,024,754  240,024,754  240,024,754
Diluted net income
 per share         175,633,633  240,024,754  240,024,754  240,024,754


Net income/ (loss)
 per ADS
Basic                     1.02         0.43         1.24         0.17
Diluted                   0.69         0.43         1.24         0.17

Shares used in
 computation
Basic net income
 per ADS            20,070,000   48,004,951   48,004,951   48,004,951
Diluted net income
 per ADS            35,126,727   48,004,951   48,004,951   48,004,951


                                      For the nine months ended
                                September 30 September 30 September 30
                                    2006         2007         2007
                                    RMB          RMB          USD
Net revenue

Photovoltaic modules                360,154    1,405,370      187,563

Photovoltaic cells                    6,624        1,994          266

Photovoltaic cells processing        19,461            -            -
                                ------------ ------------ ------------

Total net revenue                   386,239    1,407,364      187,829
                                ------------ ------------ ------------

Cost of revenue

Photovoltaic modules               (255,867)  (1,181,615)    (157,700)

Photovoltaic cells                   (5,548)      (1,856)        (248)

Photovoltaic cells processing        (6,014)           -            -
                                ------------ ------------ ------------


Total cost of revenue              (267,429)  (1,183,471)    (157,948)
                                ------------ ------------ ------------

Total gross profit                  118,810      223,893       29,881
                                ------------ ------------ ------------

Operating expenses
Selling expenses                     (6,023)     (40,472)      (5,401)
G&A expenses                        (31,585)     (64,000)      (8,542)
R&D expenses                         (2,723)     (22,710)      (3,031)
                                ------------ ------------ ------------

Total operating expenses            (40,331)    (127,182)     (16,974)
                                ------------ ------------ ------------

Operating profit                     78,479       96,711       12,907
                                ------------ ------------ ------------

Interest expenses                    (3,855)     (14,685)      (1,960)
Interest income                         492       18,049        2,409
Exchange losses                      (2,123)     (22,321)      (2,979)
Other income                            486       22,424        2,993
Other expenses                         (474)     (21,627)      (2,886)
Value of embedded foreign
 currency derivative                 (1,082)           -            -
Government grant                        640          720           96
                                ------------ ------------ ------------


Net income (loss) before tax
 and minority interest               72,563       79,271       10,580
                                ------------ ------------ ------------


Income tax benefit / (expenses)         573       (2,700)        (360)
Minority interest                      (266)       1,067          142
                                ------------ ------------ ------------

Net income (loss)                    72,870       77,638       10,362
                                ============ ============ ============


Net income attributed to
 ordinary shareholders               69,195       77,638       10,362
                                ============ ============ ============


Net income/ (loss) per share
Basic                                  0.69         0.32         0.04
Diluted                                0.55         0.32         0.04

Shares used in computation

Basic net income per share      100,350,000  240,024,754  240,024,754

Diluted net income per share    131,624,178  240,024,754  240,024,754



Net income/ (loss) per ADS
Basic                                  3.45         1.62         0.22
Diluted                                2.77         1.62         0.22

Shares used in computation

Basic net income per ADS         20,070,000   48,004,951   48,004,951

Diluted net income per ADS       26,324,836   48,004,951   48,004,951




                  SOLARFUN POWER HOLDINGS CO., LTD.
                     CONSOLIDATED BALANCE SHEETS
 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

                       December 31  June 30  September 30 September 30
                          2006       2007        2007         2007
                           RMB        RMB        RMB          US$

Assets
Current assets:
Cash and cash
 equivalents             1,137,792   447,940      345,448       46,104
Restricted cash             33,822    24,352       34,171        4,560
Accounts receivable,
 net                       147,834   360,343      681,914       91,009
Inventories, net           372,504   411,344      522,955       69,794
Advance to suppliers       238,178   397,394      588,371       78,525
Other current assets        75,525    86,608      148,551       19,826
Deferred tax assets          3,400     3,891        5,214          696
Amount due from
 related parties               153         -        3,008          402
Amount due from
 shareholders                  578         -            -            -
                       ----------- --------- ------------ ------------

Total current assets     2,009,786 1,731,872    2,329,633      310,916
                       ----------- --------- ------------ ------------

Non-current assets:
Fixed assets - net         207,449   397,811      525,880       70,185
Intangible assets -
 net                        12,897    12,766      161,334       21,532
Long-term investment           300       300          300           40
                       ----------- --------- ------------ ------------

Total non-current
 assets                    220,646   410,877      687,515       91,757
                       ----------- --------- ------------ ------------

Total assets             2,230,432 2,142,749    3,017,148      402,673
                       ----------- --------- ------------ ------------

Liabilities preference
 shares and
 shareholders' equity
Current liabilities:
Short-term bank
 borrowings                379,900   200,000      752,887      100,481
Long-term bank
 borrowings, current
 portion                    16,000    16,000       16,000        2,135
Accounts payable            51,452   133,807      146,400       19,539
Notes payable               14,020    17,800        5,000          667
Accrued expenses and
 other liabilities          33,619    44,791       71,531        9,547
Customer deposits               17       940       84,825       11,321
Amount due to related
 parties                    32,058     2,259       18,971        2,532
                       ----------- --------- ------------ ------------

Total current
 liabilities               527,066   415,597    1,095,613      146,222
                       ----------- --------- ------------ ------------

Non-current
 liabilities:
Deferred tax liability                             38,633        5,156
Long-term bank
 borrowings, non-
 current portion            15,000     7,000        7,000          934
                       ----------- --------- ------------ ------------

Commitments and
 contingencies
Minority interests          10,151     9,912      100,496       13,412
                       ----------- --------- ------------ ------------

Shareholders' Equity
Ordinary shares
(par value US$0.0001
 per share;
 400,000,000 shares
 authorized;
 100,350,000 shares
 and 239,994,754
 shares issued and
 outstanding at
 December 31, 2005 and
 2006, respectively            193       193          193           26
Additional paid-in
 capital                 1,565,524 1,579,525    1,585,069      211,546
Statutory reserves          16,024    20,884       28,309        3,778
Retained earnings           96,474   109,638      161,835       21,599
                       ----------- --------- ------------ ------------

Total shareholders'
 equity                  1,678,215 1,710,240    1,775,406      236,948
                       =========== ========= ============ ============

Total liabilities,
 preference shares and
 shareholders' equity    2,230,432 2,142,749    3,017,148      402,673
                       =========== ========= ============ ============



    The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB7.4928 to US$1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This news release contains forward-looking statements, such as the Company's business outlook for 2007, including full year 2007 estimates for net revenue, PV product shipments and PV cell production capacity. Actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Paul Combs, 8621-6393-8206
             V.P. Strategic Planning
             IR@solarfun.com.cn
             or
             Christensen
             Peter Homstad, 480 614 3026
             phomstad@ChristensenIR.com
             or
             Roger Hu, 852 2117 0861
             rhu@ChristensenIR.com